Filed by Forian Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Helix Technologies, Inc.
SEC File No.: 000-55722

Helix Technologies, Inc. and Medical Outcomes Research Analytics, LLC to Combine

October 17, 2020 12:30 PM

DENVER and NEWTOWN, Pa., Oct. 17, 2020 /PRNewswire/ -- Helix Technologies, Inc. (OTCQB: HLIX) and Medical Outcomes Research Analytics, LLC (MOR Analytics) today announced they have entered into an agreement to combine, creating an innovative healthcare information, analytics and technology organization. The combination will be accomplished by both companies becoming wholly owned subsidiaries of a newly formed company, Forian Inc. Upon completion of the all-stock transaction, MOR Analytics members will own approximately 72 percent and Helix shareholders will own approximately 28 percent of the combined company on a fully diluted basis. Helix shareholders will receive .027 shares of Forian common stock for each share of Helix common stock. The Forian shares received by the Helix shareholders and MOR Analytics members in the merger are expected to be treated as a tax-free exchange for federal income tax purposes. Additionally, at the time of the combination, it is expected that Forian will have in excess of $10 million in cash available. Forian will not incur any new debt to affect the combination.

“We are thrilled to add Helix’s unique technology and information assets to our innovative de-identified patient health data and analytics platform. We have created the nation’s only HIPAA compliant, Real World Evidence platform integrating cannabis and de-identified healthcare data designed to support SaaS based business performance analytics, product safety and efficacy surveillance solutions, and evidence-based health outcomes research. Our U.S.-based healthcare and cannabis clients can leverage data-driven insights to achieve improved patient health outcomes and business performance. We are excited to welcome the Helix platform and recognize the top-tier results produced by Zachary and his team over the last several years,” said MOR Analytics Chief Executive Officer, Dan Barton.

“As Helix has grown into one of the leading global providers of software used in the cannabis industry, we have prioritized value-added solutions, innovation and outstanding execution at every opportunity. With today’s important announcement, this commitment is being taken to the next level. Joining with MOR adds a completely new and critical dimension to Helix’s capabilities that will further advance the commercial success of customers using our BioTrack and Cannalytics technology suites,” said Helix’s CEO Zachary Venegas.

MOR Analytics was founded by WebMD alumni Adam Dublin and Max Wygod, and its early financings were led by visionary healthcare entrepreneur Marty Wygod. Over the last four decades, Marty Wygod has delivered some of the most innovative and successful publicly-traded healthcare companies (Medco, Emdeon, and WebMD, among others) addressing the needs of patients, physicians, and life science companies while utilizing technology and data to reduce the cost of healthcare for millions across the globe.

Strategic Rationale

MOR Analytics and Helix believe there are significant synergistic opportunities to create value by combining Helix’s operating software business and proprietary data assets with MOR’s proprietary data and proven experience in data architecture, technology, and analytics. Specifically, the merger will create the largest proprietary, integrated, HIPAA-compliant U.S. cannabis Real World Evidence and commercial analytics platform that will:

●	Deliver evidence-based insight into the safety and efficacy of ethical pharmaceuticals and cannabis products to equip physicians, caregivers, cannabis stakeholders and patients with credible evidence to improve patient care and health outcomes through access to observational research.

●	Provide a SaaS-based platform serving multiple verticals including life sciences, government, payers, providers and cannabis dispensaries, manufacturers and cultivators with the information and intelligence to better understand their products, customers, and the dynamics of a rapidly changing marketplace to drive commercial performance across segments.

●	Empower regulators to more granularly assess the safety, health, social and economic outcomes associated with all therapeutic options as the cannabis market scales and cannabinoid-based therapies are adopted as mainstream therapeutic alternatives.

●	Deliver the most advanced data management, software and analytics products to power the business performance of Helix’s large and growing, installed customer base.

Management, Governance and Headquarters

The combined company expects to maintain headquarters in Newtown, PA, with offices in Fort Lauderdale, FL and Denver, CO. Dan Barton, Chief Executive Officer of MOR Analytics, will become Chief Executive Officer of the combined organization. Max Wygod, co-founder of MOR Analytics, will become Executive Chairman of the Board. Adam Dublin, co-founder of MOR Analytics, will become Chief Strategy Officer and Director. Zachary Venegas, Executive Chairman and Chief Executive Officer of Helix, and Scott Ogur, Chief Financial Officer of Helix, will continue to lead Helix alongside MOR executives. Forian’s Board of Directors will initially be comprised of a total of 11 directors, including Marty Wygod, Max Wygod, Adam Dublin, Dan Barton of MOR Analytics, Scott Ogur of Helix, and six new independent directors.

Approvals and Time to Close

The transaction is subject to customary closing conditions, including regulatory approvals and approval by Helix’s shareholders, and is expected to close in the first quarter 2021. Forian expects to apply and be listed on the Nasdaq Stock Exchange. Helix shareholders representing approximately 45% of the currently outstanding voting common shares have entered into agreements to vote their shares in favor of the transaction.

Advisors

Helix’s legal advisors are Nelson Mullins Riley & Scarborough LLP. MOR Analytics’ legal advisors are Duane Morris LLP.

About Helix Technologies, Inc.

Helix’s industry-leading compliance and point of sale technologies are tailored to the unique needs of the quickly evolving cannabis industry, offering customers seamless compliance management solutions and earning government contracts in this rapidly growing market. The BioTrack cutting-edge platform is designed to scale alongside the cannabis industry. The Helix’s leadership team has deep experience in entrepreneurship, mergers and acquisitions, technology and security. With headquarters in Denver, Colorado and teams based in Florida, Washington, Hawaii, Nevada, and Argentina, Helix is committed to providing highly sophisticated and secure operating environments.

About Medical Outcomes Research Analytics, LLC.

MOR Analytics, founded in 2019, is an innovative and evolving private company developing a Real World Evidence (“RWE”) and Software as a Service (“SaaS”) analytics platform designed to support the information requirements of constituents across the healthcare industry. The platform will enable life science companies, payers, providers, and regulators to better understand the value and efficacy of healthcare products and services while providing mission critical business insights into clients’ products, services, customers and the dynamics of a rapidly changing marketplace. Management, administrators, physicians, patients and caregivers can, in turn, use the information to make informed business decisions and guide healthcare decision making. MOR has assembled one of the largest proprietary, de-identified patient-level RWE databases in the U.S. The MOR platform has been developed leveraging state-of-the-art technologies coupled with rigorous HIPAA standards.

The members of MOR Analytics have operated seven public healthcare companies (the most recent being WebMD and the largest being Medco), which collectively generated over approximately $15 billion in returns for public shareholders. The Company is led by a highly talented executive team with deep industry experience and relationships. MOR’s team includes executives who have helped lead two of the largest and most successful healthcare informatics businesses in the U.S., built-out and commercialized some of the largest health and consumer information databases in the world, patented leading-edge encryption technologies to ensure patient privacy, developed a highly successful SaaS-based health informatics platform powered by big data serving thousands of business-to-business end users, and helped build leading consumer and physician marketing platforms at WebMD, IQVIA and other companies.

Dan Barton, Chief Executive Officer of MOR Analytics, combines over 30 years of healthcare information management and analytics expertise, having served in executive positions at IQVIA, GlaxoSmithKline, and SDI Health. Through these roles, Dan has been both a consumer and provider of patient data analytics in healthcare, powering the ability to understand consumer behaviors, product safety and efficacy, and drive commercial success.

Max Wygod, co-founder of MOR Analytics, is a healthcare executive and investor with extensive experience investing, acquiring, and divesting public and private growth companies at the intersection of healthcare and information technology.

Adam Dublin, co-founder of MOR Analytics, is a seasoned entrepreneur and senior executive with extensive expertise in healthcare information and technology, having served in senior roles at WebMD and SDI Health, among others. As Chief Strategy Officer at SDI Health, Adam patented encryption and de-identification technologies that enabled the linkage of disparate patient databases in a HIPAA-compliant fashion to create one of the first and largest Real World Evidence (RWE) platforms supporting health economics, outcomes research and syndromic surveillance.

Cautionary Statements Regarding Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond the control of Helix Technologies, MOR Analytics or Forian, and are not guarantees of future results, such as statements about the potential timing or consummation of the proposed transaction or the anticipated benefits thereof, including, without limitation, future financial and operating results. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, risks and uncertainties related to (i) the ability to obtain shareholder and regulatory approvals, or the possibility that they may delay the transaction or that such regulatory approval may result in the imposition of conditions that could cause the parties to abandon the transaction, (ii) the risk that a condition to closing of the merger may not be satisfied; (iii) the ability of MOR Analytics and Helix Technologies to integrate their businesses successfully and to achieve anticipated cost savings and other synergies, (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the new combined company’s operations, and the anticipated tax treatment, (v) potential litigation relating to the proposed transaction that could be instituted against MOR Analytics, Helix Technologies or their respective directors, (vi) possible disruptions from the proposed transaction that could harm MOR Analytics’ or Helix Technologies’ respective businesses, including current plans and operations, (vii) the ability of Forian, MOR Analytics or Helix Technologies to retain, attract and hire key personnel, including the management team named in this release, (viii) potential adverse reactions or changes to relationships with clients, employees, suppliers or other parties resulting from the announcement or completion of the merger, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect MOR Analytics’ and/or Helix Technologies’ financial performance, (x) certain restrictions during the pendency of the merger that may impact MOR Analytics’ or Helix Technologies’ ability to pursue certain business opportunities or strategic transactions, (xi) continued availability of capital and financing and rating agency actions, (xii) legislative, regulatory and economic developments and changes, (xiii) unpredictability and severity of catastrophic events, including, but not limited to, COVID-19 acts of terrorism or outbreak of war or hostilities, (xiv) the risk that the Nasdaq listing of the Forian common stock may not occur, (xv) the risk that the market price of Helix Technologies common stock may be volatile and fluctuate substantially, including as a result of shares currently subject to trading restrictions that may be released from such restrictions following the business combination, (xvi) those risks and uncertainties discussed in Helix Technologies’ Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and (xvii) management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by these forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. The forward-looking statements included herein are made only as of the date hereof. Neither MOR Analytics nor Helix Technologies assumes any obligation to provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, Helix and Forian will be filing documents with the Securities and Exchange Commission (“SEC”), including the filing by Forian of a registration statement on Form S-4, and Helix intends to mail a proxy statement regarding the proposed transaction to its shareholders that will also constitute a prospectus of Forian. After the registration statement is declared effective, a definitive proxy statement/prospectus will be mailed to shareholders of Helix. Additionally, other documents may also be filed with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document which Helix and Forian may file with the SEC. INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTION THAT FORIAN AND HELIX WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Helix at https://helixtechnologies.com/investor-relations/.

Participants in the Solicitation

Helix, MOR Analytics and certain of their respective directors, executive officers and employees may be deemed to be “participants” in the solicitation of proxies in respect of the proposed transaction and related matters. Information regarding Helix directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Helix’s Form 10-K for the year ended December 31, 2019, and its definitive information statement filed on May 8, 2020, which are filed with the SEC. Additional information regarding the directors and officers of MOR Analytics and the combined company will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

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